AMPLICON, INC. AND SUBSIDIARIES

     EXHIBIT 11 - COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK

                                               Years Ended June 30,
                                            1995           1994         1993
Net earnings                            $11,548,065   $11,018,539  $9,793,014

Weighted average number of common
  shares outstanding assuming no
  exercise of outstanding options         5,859,898     5,848,594   5,830,561

Dilutive stock options using the
  treasury stock method                         (A)           (A)         (A)
                                          5,859,898     5,848,594   5,830,561



Net earnings per common share           $      1.97   $      1.89  $     1.68

(A) Dilution is less than 3% and deemed immaterial; therefore, stock options are not included for earnings per share calculation.